Exhibit 99.1

Unit 100 - 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone:	(604) 272-4118
Facsimile:	(604) 272-4113

OTCBB: “CCCFF”

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2012 First Quarter Results

RICHMOND, BRITISH COLUMBIA – May 14, 2012 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”) today announced a first quarter 2012 net loss of $293,000 or $0.01 per basic share, compared to net earnings of $1.2 million in 2011, or $0.03 per basic share.

Revenue decreased to $2.8 million in the first quarter of 2012 from $3.5 million in the prior year period. The Company has a gross loss of 1% of sales in the first quarter of 2012 compared to a gross profit of 48% in the same period last year.

“We sold 56% of our 2011 harvest by March 31, 2012 with all the remaining inventory committed to customers,” said Derek Zen, Chairman of the Company, “Chai-Na-Ta’s average selling price decreased to $14.28 per pound in the first quarter of 2012 from $20.04 per pound in the first quarter of 2011.”

“The Company expects to sell its remaining inventory in the second quarter of 2012,” Mr. Zen continued, “and will begin the process of liquidating the Company and distributing all remaining assets to the shareholders.“

The working capital position as at March 31, 2012 was a surplus of $10.7 million compared to a surplus of $11.0 million as at December 31, 2011.

Chai-Na-Ta Corp., based in Richmond, British Columbia, farmed, processed and distributed North American ginseng as bulk root.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, general business conditions and other risks as outlined in the Company’s periodic filings, Annual Financial Statements and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Chief Executive Officer/Corporate Secretary
(604) 272-4118 or (Toll Free) 1-800-406-7668
(604) 272-4113 (FAX)
E-mail: info@chainata.com
Website: www.chainata.com